SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 23)

                         PROVIDENT FINANCIAL GROUP, INC.
              -----------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                    ----------------------------------------
                         (Title of Class of Securities)

                                   743866 10 5
                              ---------------------
                                 (CUSIP Number)

                             James C. Kennedy, Esq.
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2538
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   See Item 5
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                               Page 1 of 15 Pages

CUSIP NO. 743834-20-2          13D             Page 2 of 15 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          American Financial Group, Inc.               31-1422526
          American Financial Corporation               31-0624874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio corporations

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      SOLE VOTING POWER
           - - -

8      SHARED VOTING POWER
          5,440,674

9      SOLE DISPOSITIVE POWER
           - - -

10     SHARED DISPOSITIVE POWER
          6,428,874

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          6,428,874

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.6%

14    TYPE OF REPORTING PERSON*
          HC
          HC

CUSIP NO. 743834-20-2          13D             Page 3 of 15 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       SOLE VOTING POWER
              666,889

8      SHARED VOTING POWER
            6,107,563

9      SOLE DISPOSITIVE POWER
              666,889

10     SHARED DISPOSITIVE POWER
            7,095,763

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            7,095,763

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            16.1%

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 743834-20-2          13D             Page 4 of 15 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner III
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       SOLE VOTING POWER
           1,449,551

8      SHARED VOTING POWER
           6,890,225

9      SOLE DISPOSITIVE POWER
           1,449,551

10     SHARED DISPOSITIVE POWER
           7,878,425

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
           7,878,425

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.9%

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 743834-20-2          13D             Page 5 of 15 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       SOLE VOTING POWER
          1,981,458

8      SHARED VOTING POWER
          7,422,132

9      SOLE DISPOSITIVE POWER
          1,981,458

10     SHARED DISPOSITIVE POWER
          8,410,332

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          8,410,332

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.1%

14    TYPE OF REPORTING PERSON*
        IN

CUSIP NO. 743834-20-2          13D             Page 6 of 15 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       SOLE VOTING POWER
          2,390,354

8      SHARED VOTING POWER
          7,831,028

9      SOLE DISPOSITIVE POWER
          2,390,354

10     SHARED DISPOSITIVE POWER
          8,819,228

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          8,819,228

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.0%

14    TYPE OF REPORTING PERSON*
          IN

ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 23 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial" or "AFG"), American Financial Corporation ("AFC"), and Carl H. Lindner ("CHL"), Carl H. Lindner III ("CHLIII"), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL") (collectively, the "Lindner Family") (AFG, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended on November 25, 1997, relative to the no par value Common Stock ("Common Stock") issued by Provident Financial Group, Inc. (referred to herein as "Provident").

     The principal executive offices of Provident are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

     As of September 30, 1998, the Lindner Family beneficially owned approximately 38.3% of the outstanding voting stock of AFG and AFG beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities).

ITEM 4.  PURPOSE OF THE TRANSACTION.

     On October 9, 1998, the Reporting Person's spouse contributed 3,000,000 shares of Provident Common Stock to a trust for which an independent third party acts as sole trustee with voting and dispositive power. The beneficiaries of the trust are Mrs. Lindner and her sons Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner.

     The Reporting Persons consider their beneficial ownership of Provident equity securities as an investment which they continue to evaluate. Although they have no present plans to do so, from time to time the Reporting Persons may acquire additional Provident equity securities or dispose of some or all of the Provident equity securities which they beneficially own.

     Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     As of October 9, 1998, the Reporting Persons beneficially owned 12,917,126 shares (or approximately 29.3% of the outstanding shares) of Provident Common Stock as follows:

               Holder                                     Number of Shares
               -------------                              ----------------

               GAI                                              5,210,271
               GALIC (a)                                          724,503
               LOYAL (b)                                          494,100
               Carl H. Lindner (c)                                666,889
               Carl H. Lindner III (d)                          1,449,551
               S. Craig Lindner (e)                             1,981,458
               Keith E. Lindner (f)                             2,390,354
                                                                ---------
               Total:                                          12,917,126

GAI = Great American Insurance Company, 100% owned by AFC
GALIC = Great American Life Insurance  Company, 81% owned by AFG
LOYAL = Loyal American Life Insurance Company, 100% owned by GALIC


     (a) Includes 494,100 shares issuable upon conversion of Provident D Preferred.

     (b)  Represents shares issuable upon conversion of Provident D Preferred.

     (c) Includes 448,382 shares held by his spouse and 151,007 shares held by a foundation over which he has voting and investment power. Does not include the shares held by subsidiaries of AFG, of which he is Chairman of the Board and Chief Executive Officer and with whom he shares voting and investment power and the 988,200 shares issuable to subsidiaries of AFG upon conversion of preferred stock.

     (d) Includes 5,135 shares held by his spouse, individually and as trustee. Does not include shares beneficially owned by AFG. See Note (b).

     (e) Includes 337,859 shares held by his spouse individually and as custodian for their minor children and 76,801 shares held by a foundation over which he has voting and investment power. Does not include shares beneficially owned by AFG. See Note (b).

     (f) Includes 169,311 shares held by his spouse and 7,118 shares held as custodian for his minor children. Also includes 353,504 shares which are held in trusts for the benefit of the minor children of Carl H. Lindner III and S. Craig Lindner, over which shares he has sole voting and investment power but no pecuniary interest. Does not include shares beneficially owned by AFG. See Note (b).

     Certain executive officers and directors of AFG and AFC beneficially own shares of Provident Common Stock as follows:

               Holder                              Number of Shares
               -------------------                 ----------------
               James E. Evans                              24,414
               Fred J. Runk                               148,735
               Thomas E. Mischell                       1,221,934(a)
               William R. Martin                              707
               Thomas E. Emmerich                           2,625
               Thomas M. Hunt                               3,000

     (a) Includes 1,181,250 shares in an irrevocable trust of which he is co-trustee; the trustees have the power to vote and dispose of the shares.

     As of October 9, 1998 and within the prior 60 day period, the Reporting Persons have entered into the following transactions involving Provident Financial Group, Inc. Common Stock. On September 1, 1998, Carl H. Lindner acquired, though open market purchases, an aggregate of 8,300 shares of Provident Common Stock at a weighted average price of $38.95 per share. On September 2, 1998, he purchased 25,000 shares at $40.50 per share and on October 9, 1998, he purchased 27,500 shares of Provident Common Stock at $29.91 per share. On September 8, 1998 and October 2, 1998, Carl H. Lindner III made gifts of 313 and 25,600 shares of Provident Common Stock, respectively. On September 21, 1998, Keith E. Lindner made a gift of 1,195 shares of Provident Common
Stock. To the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Provident equity securities had been engaged in by the Reporting Persons or by the directors or executive officers of AFG or AFC.

Item 7.  Material to be filed as Exhibits.

     (1) Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

     (2) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  October 16, 1998

                                            AMERICAN FINANCIAL GROUP, INC.

                                            By: James C. Kennedy
                                            ------------------------------------
                                            Deputy General Counsel and Secretary

                                            AMERICAN FINANCIAL CORPORATION

                                            By: James C. Kennedy
                                            ------------------------------------
                                            Deputy General Counsel and Secretary


                                            James C. Kennedy
                                            ------------------------------------
                                            James C. Kennedy,
                                                   As Attorney-in-Fact for:
                                                   Carl H. Lindner
                                                   Carl H. Lindner III
                                                   S. Craig Lindner
                                                   Keith E. Lindner

EXHIBIT 1

                                    AGREEMENT

     This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL
III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

     WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

     WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

     WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

     NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended. AMERICAN PREMIER GROUP, INC. AMERICAN FINANCIAL CORPORATION

                                 By:/s/  James E. Evans
                                  Vice President & General Counsel

                                 /s/ Carl H. Lindner
                                 /s/ Carl H. Lindner III
                                 /s/ S. Craig Lindner
                                 /s/ Keith E. Lindner

EXHIBIT 2

                                POWER OF ATTORNEY
                                -----------------




     I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                          /s/    Carl H. Lindner
                          -----------------------------------
                                 Carl H. Lindner

                                POWER OF ATTORNEY
                                -----------------



     I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                          /s/    Carl H. Lindner III
                          -----------------------------------------
                                 Carl H. Lindner III

                                POWER OF ATTORNEY
                                -----------------




     I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                          /s/    S. Craig Lindner
                          -----------------------------------------
                                 S. Craig Lindner

                                POWER OF ATTORNEY
                                -----------------



     I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                          /s/    Keith E. Lindner
                          -----------------------------------------
                                 Keith E. Lindner